UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Press Release

On January 28, 2026, Jeffs’ Brands Ltd (the “Company”) issued a press release titled “Jeffs’ Brands: KeepZone AI Enters into Exclusive Reseller Agreement for Counter- Unmanned Aerial System”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Special General Meeting

Further to the notice on the Special General Meeting of Shareholders (the “Meeting”) of the Company originally scheduled for February 2, 2026, the Company hereby announces that the date of the Meeting has been postponed and will be rescheduled for a later date.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Jeffs’ Brands Ltd, dated January 28, 2026, titled “Jeffs’ Brands: KeepZone AI Enters into Exclusive Reseller Agreement for Counter- Unmanned Aerial System”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: January 30, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

3